SAMSUNG ELECTRONICS

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

RECEIVED

2007 AUG -7 A 10:21

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

07025791

August 6, 2007

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

SUPPL

Re : Samsung Electronics Co., Ltd. – Rule 12g3-2(b) Filing, Commission File No. 82-3109

Ladies and Gentlemen :

The following information is provided by Samsung Electronics Co., Ltd. to the Securities and Exchange Commission pursuant to paragraph (b) (1) (i) of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Should you have any questions on the foregoing, please do not hesitate to call Jin Hyuk Park of Simpson Thacher & Bartlett, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2514-7665. Thank you.

Very truly yours,

PROCESSED
AUG 1 3 2007
THOMSON
FINANCIAL

Hyo Jung Lim

Manager
Investor Relations Team
Samsung Electronics
Tel) 82-2-727-7531
Fax) 82-2-727-7427
Email) hj4.lim@samsung.com

SAMSUNG ELECTRONICS

August 6, 2007

Resumption of Production at K2 Section

A switchboard malfunction has halted six production lines at the K2 section in Giheung Plant of Samsung Electronics around 2:30 PM on August 3, 2007. The affected lines were lines 6, 7, 8, 9, 14, and S. Samsung Electronics completed the normalization procedures, and the six lines at the K2 section of Giheung Plant all resumed full operation on August 4.

END